April 13, 2012

VIA EDGAR

Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:       AMERCO
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed June 9, 2011
Definitive Proxy Statement on Schedule 14A
Filed July 15, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 8, 2012
File No. 001-11255

Dear Mr. Humphrey:

This letter responds to the letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated March 30, 2012, to Jason Berg, Principal Financial Officer of AMERCO (the “Company” or “AMERCO”), regarding the Company’s Form 10-K for the fiscal year ended March 31, 2011, filed June 9, 2011 (the “10-K”), the Company’s Definitive Proxy Statement filed July 15, 2011 (the “Definitive Proxy Statement”) and the Company’s Form 10-Q for the quarterly period ended December 31, 2011 (the “10-Q”). We appreciate the opportunity to respond to your comments and understand that the purpose of your review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2011

General

Staff’s Comment:

Mr. David R. Humphrey
Division of Corporate Finance
U.S. Securities and Exchange Commission

1. We note your effective registration statement on Form S-3 (File No. 333-169832).  We also note that you have filed a number of prospectus supplements pursuant to Rule 424 of the Securities Act of 1933 and a number of current reports on Form 8-K related to the offering of securities pursuant to such registration statement.  We further note that the current reports on Form 8-K included unqualified opinions of counsel with respect to the legality of the securities being offered.  Lastly, we note that in a number of cases it is unclear whether the unqualified opinions of counsel were filed prior to closing of the offering.  For example, refer to the prospectus supplement filed on November 8, 2011 and the associated current report on Form 8-K filed on January 18, 2012.  Please confirm that in any subsequent offerings of securities pursuant to the aforementioned registration statement you will file an unqualified opinion of counsel no later than the closing date of the offering of securities covered by the registration statement.

Company’s Response:

In subsequent offerings of securities pursuant to the above mentioned registration statement the Company will file an unqualified opinion of counsel no later than the closing date of the offering of securities covered by the registration statement.

Staff’s Comment:

2. We note that the unqualified opinions of counsel filed in connection with the above referenced registration statement are limited to the laws of New York.  We also note that the company is a Nevada corporation.  Please confirm that in any subsequent offerings of securities pursuant to the above referenced registration statement that you will have counsel opine upon the laws of New York and Nevada or, alternatively, you will file unqualified opinions of local Nevada counsel in which counsel opines that the company is validly existing, has the power to create the obligations, and has taken the required steps to authorize entering into the obligations.  Refer to Section II.B.1.e. of Staff Legal Bulletin No. 19 for further guidance.

Company’s Response:

In any subsequent offerings of securities pursuant to the above referenced registration statement, we will have counsel provide unqualified opinions upon the laws of New York and Nevada.

Management’s Discussion and Analysis

Fiscal 2011 Compared with Fiscal 2010, page 23

Staff’s Comment:

3. Refer to your discussions of self-moving equipment rental revenues and self-storage revenues in the first two paragraphs of this section.  In each case, you attribute the increase in revenues to two factors.  Where variances in line items are the result of more

Mr. David R. Humphrey
Division of Corporate Finance
U.S. Securities and Exchange Commission

than one factor and/or of offsetting factors, the impact of each of the factors should be quantified if practicable.  Our comment addresses comparative discussions throughout your narrative, as applicable.

Company’s Response:

In preparing Management’s Discussion and Analysis (“MD&A”) our goal is to promote a better understanding of the Company’s earnings and cash flows.  One way in which we do this is by discussing whether the increases in revenues are attributable to increases in price and/or increases in volume.  We are comfortable in interpreting our transactional data on a macro basis to formulate general trends.  However, significant assumptions are utilized in reaching these conclusions and our concern is that the allocation of specific amounts between factors could be misleading to our shareholders and others reading the MD&A.

Another key concern is that our two largest nationwide competitors in the equipment rental business are AvisBudget and Penske who both provide little to no public information regarding their revenues and expenses for their truck rental lines.  Our concern is that disclosure of information not readily available from all competitors could put us at a competitive disadvantage and inhibit shareholder value.

We understand the Staff’s comment and will take this into account during the preparation of our MD&A and seek to improve upon disclosure.

Financial Statements

Consolidated Statement of Cash Flows, page F-6

Staff’s Comment:

4. We note securitization deposits of approximately $46.8 million included under financing activities in fiscal 2011.  Please explain the nature of and reasons for these deposits and tell us how the required amounts are determined.  Address the activity in these deposits through September 30, 2011 as well in your response.

Company’s Response:

In October 2010, the Company issued a $155.0 million asset-backed note to finance the acquisition of new rental trucks.  Upon the issuance of the note the Company received the $155.0 million of proceeds and deposited the unused portion of $99.8 million into a purchase account to be used to fund the new rental truck purchases as they occurred.  During the period commencing in October 2010 through March 2011, $53.0 million of the original $99.8 million in unused funds was transferred out of the purchase account to fund the acquisition of new trucks.  This resulted in a net securitization deposit of $46.8 million for fiscal year 2011 which was disclosed under the caption ‘Securitization Deposits’.  The initial loan funding of $155.0 million in October 2010

Mr. David R. Humphrey
Division of Corporate Finance
U.S. Securities and Exchange Commission

was reported under the caption ‘Borrowings from Credit Facilities’.  For the six months ending September 30, 2011, the net withdrawals from this account were $38.4 million and reported under the caption ‘Securitization Deposits’.

Definitive Proxy Statement on Schedule 14A

Staff’s Comment:

5. Please refer to item number 2 on your proxy card for your 2011 annual meeting of stockholders.  In future filings, please confirm that you will include an advisory vote description that is consistent with the Exchange Act Rule 14a-21 requirement for shareholders to be given an advisory vote to approve the compensation paid to a company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K.  For further guidance, please refer to Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

Company’s Response:

We will include an advisory vote description that is consistent with the Exchange Act Rule 14a-21 requirement.  The new description will include language making it clear shareholders are being asked to vote to approve compensation paid to the named executive officers.

Form 10-Q for the Quarter Ended December 31, 2011

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates, page 39

Staff’s Comment:

6. Refer to your discussion of insurance reserves on pages 41 and 42.  We note that insurance reserve adequacy is reviewed by management on a regular basis to determine if existing assumptions need to be dated.  We also note that Repwest conducted a “more in-depth review” of its claims during the fourth quarter of the calendar year (the basis upon which it reports as required by state insurance departments).  This in-depth review was conducted because new information regarding recent loss trends emerged.  To facilitate our understanding of these events and circumstances please describe, supplementally and in detail, your routine annual processes for monitoring and managing these claims.  Describe, in expanded detail, the new information that emerged regarding recent loss trends, tell us how it emerged and indicate the period over which this new information became known to the company.  Specify the period over which your in-depth review was conducted and describe in detail how this review differed from your regular review process. Finally, please explain how you have bolstered your routine review process “to encourage a proactive assessment of the claims going forward and adjust projected claim

Mr. David R. Humphrey
Division of Corporate Finance
U.S. Securities and Exchange Commission

costs in a timely manner.”  We may have further comments upon review of your response.

Company’s Response:

As described in our 10-Q, our primary property and casualty insurance company, Repwest has exposure to excess workers’ compensation policies.  These can be generally broken into two categories, excess policies written directly between Repwest and the underlying insured (“direct business”) and policies written by unrelated insurance companies and then reinsured by Repwest (“reinsured business”).

Regarding our annual monitoring processes for business written directly by Repwest, we have four adjusters who are primarily responsible for managing the excess workers’ compensation claim files on a day-to-day basis.  Their total case load currently is approximately 600 claims.  Our Director of Excess Workers’ Compensation Claims reviews the adjuster files daily and provides support where needed.  In our position as the excess loss insurance carrier, we are not directly handling the claims or communicating with the underlying claimants (injured employees); this is the responsibility of the covered employer or their primary insurer.  These functions are typically assigned to third party claims administrators (“TPA”).   Our claims adjusters receive periodic information from these TPA’s and assess the Company’s exposure.

Between 2001-2003, Repwest assumed excess workers’ compensation business from an unrelated insurance carrier.  This carrier is responsible for managing their claims which are then ceded to Repwest.  This unrelated insurer provides Repwest with a monthly accounting of each claim.  Repwest personnel reviewed this monthly accounting and recorded the loss recommendations into its books.  On occasion, Repwest would conduct audits of the TPA handling these claims.

Loss trends for excess workers’ compensation claims take years to develop by their nature.  We had tracked a steady decline in claim counts for this business through December 31, 2010; however, during the first nine months of calendar 2011 we noticed deterioration in the closing rate of existing claims.  We sought to further our understanding of this change as claim term and life expectancy are significant assumptions in our reserving methodology.  As described in our 10-Q, Repwest conducted an in-depth review of the excess workers’ compensation line of business during the fourth quarter of calendar year 2011 (AMERCO’s fiscal third quarter).

For our direct business, the review was to cover every claims file currently with exposure to Repwest.  This process was overseen by the President of Repwest and included the aforementioned excess workers’ compensation claims adjusters and the Director of Claims.  In addition to the internal resources assigned, we contracted with outside claim consultants who specialize in workers’ compensation claims.  These external resources reviewed both our claims handling policies and procedures as well

Mr. David R. Humphrey
Division of Corporate Finance
U.S. Securities and Exchange Commission

as our reserving methodology and existing reserves on file.  For the reinsured business, we utilized these same outside resources to perform similar audits on the assumed claims.  As the consultants were familiar with our reserving methodology, we asked that they use this as the baseline for reviewing the reserves recommended by the ceding insurer and their TPA.

As a result of this review it was determined that it was prudent for us to change some of our key underlying assumptions used to set loss reserves.  We have noted that medical inflation continues to worsen, the injured employees are utilizing additional treatments and medications and the length of claim duration has extended.  We found similar issues during our reviews of the assumed business and these adjustments have been categorically referred to as changes in ceding entity and third party administrator reporting practices.  The challenge we are facing is that this line of business was underwritten or assumed between 1983 and 2003.  The claims we are reserving for are the last claims in the runoff for this terminated line of business and we are finding that at this time they are not generally tracking with our previous loss pattern expectations.

Repwest has taken steps that we believe improve our claims review process.  We have instituted a bi-annual review of each open claim by a workers’ compensation committee.  This committee includes the President of Repwest, the Vice President of Underwriting, the Chief Financial Officer of Repwest, the Director of Claims and a legal representative.  Claim files are presented to the committee and reserves are evaluated and discussed.  For the assumed business we have increased our surveillance of these claims through additional reviews of the insurance company’s third party claims administrator via bi-annual audits.  Each of our in-house adjusters will be participating in these claim audits.  It is our belief these actions will provide us a better opportunity to recognize changes in claim trends allowing us to be more proactive in setting our reserve assumptions. As a result of these changes, we believe this will reduce the likelihood of material reserve adjustments as we experienced in the third quarter of fiscal 2012.

Staff’s Comment:

7. As a related matter, we note that A.M. Best downgraded your financial strength rating to B and your issuer credit rating to bb+ in February 2012 and that each of these ratings were placed under review with negative implications.  Supplementally and in detail, describe how each of these events may reasonably be expected to impact the property and casualty insurance operating segment and AMERCO as a whole.

Company’s Response:

Repwest’s focus today is on providing insurance products to, and handling claims for U-Haul moving and storage customers.  Repwest is responsible for the handling of U-Haul claims across North America.  Additionally, Repwest underwrites portions of the

Mr. David R. Humphrey
Division of Corporate Finance
U.S. Securities and Exchange Commission

protection packages U-Haul offers to its customer base as part of their moving and storage transactions.  These business lines are not ratings sensitive; therefore, we do not foresee any significant impact to our current marketing plans or to the financial condition of Repwest.

We do note that this ratings action has affected Repwest’s application for a Canadian Branch license.  The application has been put on hold pending further analysis and discussions with The Office of Superintendent of Financial Institutions (“OSFI”).  We have tentatively scheduled a meeting with the OSFI in May 2012.  Ultimately, this application is related to an expansion of Repwest’s current business plan and so the foregoing is not a discussion of an impact that affects Repwest’s current capabilities.

As a licensed surety writer, Repwest provides AMERCO and U-Haul with surety bonds such as appeal and performance bonds.  In the future, we may encounter an institution or jurisdiction that will not accept a surety bond from an insurance company with Repwest’s current rating.  However, should this be the case, based on currently available information we do not expect that the additional expense to secure a bond is likely to be material.

In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy for the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries. We are available at your convenience to discuss this further should you have any questions. Please call me at (602)-263-6804.

AMERCO, Inc.

/s/ Jason A. Berg
Jason A. Berg
Chief Accounting Officer
(Principal Financial Officer)